UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 4, 2009

Invitel Holdings A/S
(Translation of registrant’s name into English)

Puskas Tivadas, u. 8 -10, H-2040 Budaors, Hungary
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⊠ Form 40-F ⃞

*Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞ No ⊠

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_________

Press Release Issued March 4, 2009

Invitel Holdings A/S Completes Refinancing

NEW YORK--(BUSINESS WIRE)--March 4, 2009--Invitel Holdings A/S (NYSE ALTERNEXT U.S.:IHO), the successor to Hungarian Telephone and Cable Corp, announced today that it has completed the refinancing of its EUR 145 million Amended Bank Credit Facilities and its EUR 100 million Bridge Loan, which Bridge Loan was used to finance the Memorex Acquisition in March 2008.

Invitel Holdings and some of its subsidiaries (the “Invitel Holdings Group”) amended its existing bank credit facilities to provide for EUR 165.0 million of term and revolving credit facilities (the “Senior Facilities”) which was coordinated by BNP Paribas and Calyon and arranged by BNP Paribas, Calyon and Nordea Bank Danmark. The Invitel Holdings Group also entered into a EUR 32.0 million subordinated term loan with BNP Paribas and Calyon (the “Subordinated Loan”) and a EUR 34.1 million subordinated PIK shareholder loan with an affiliate of TDC A/S, the company’s majority stockholder (the “TDC PIK Loan”). The proceeds from the loans were principally used to refinance the EUR 82 million outstanding balance on the existing bank credit facilities and to pay off the Bridge Loan. A portion of the proceeds will be used to pay some of the costs of the refinancing as well as some of the costs associated with the recently completed reorganization pursuant to which the company effectively changed its place of incorporation from Delaware to Denmark.

The Senior Facilities is comprised of (i) several euro and Hungarian forint denominated term facilities aggregating EUR 150 million consisting of amortizing term loans with a maturity date of December 31, 2011, (ii) a euro and Hungarian forint denominated EUR 10.0 million Capex Facility to finance capital expenditures with a maturity date of December 31, 2011 and (iii) a euro and Hungarian forint denominated EUR 5.0 million Revolving Facility to finance operating costs and working capital requirements with a final maturity date of December 31, 2011. The Senior Facilities provide for variable quarterly interest payments at a rate equal to the sum of the applicable margin plus EURIBOR (or BUBOR, if a loan is denominated in Hungarian forint) for the applicable quarterly interest period plus any mandatory costs. The initial applicable margin is 3.5% per annum, which may be reduced to 3.0% after 12 months provided specified leverage ratios are met.

The Subordinated Loan contains terms substantially similar to those contained in the Senior Facilities with some of the financial covenants less stringent than those contained in the Senior Facilities. The Subordinated Loan matures in full on March 31, 2012 and provides for variable quarterly interest payments at a rate equal to the sum of the applicable margin plus EURIBOR for the applicable quarterly interest period plus any mandatory costs. The initial applicable margin is 12.0% per annum, which will increase to 13.5% per annum after 24 months.

The TDC PIK Loan matures on March 1, 2013 with variable interest payable semi-annually at a rate equal to the sum of the applicable margin plus EURIBOR for the applicable semi-annual interest period plus any mandatory costs. The applicable margin is 20%. At its discretion, the Invitel Holdings Group can roll up the interest and add it to the outstanding principal balance.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S, formerly Hungarian Telephone and Cable Corp., operating under the Invitel brand name, is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary with more than 1 million customers in Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

Forward-Looking Statements

The information above includes forward-looking statements about Invitel Holdings A/S and its subsidiaries. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Invitel Holdings A/S (and by Hungarian Telephone and Cable Corp., Invitel Holdings A/S’s predecessor company) from time to time in its filings with the U.S. Securities and Exchange Commission. As a result of these factors, Invitel Holdings A/S’s actual results may differ materially from those indicated or implied by such forward-looking statements.

CONTACT:
Invitel Holdings A/S
Hungary:
Robert Bowker, Chief Financial Officer, 011-361-801-1374
or
U.S.:
Peter T. Noone, General Counsel, 206-654-0204

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Invitel Holdings A/S
(Registrant)

		By:	/s/ Peter T. Noone
Peter T. Noone
Date:	March 4, 2009		General Counsel